Filed Pursuant to Rule 424(b)(2)
Registration No. 333-226200

Prospectus Supplement To Prospectus dated November 19, 2018

United Mexican States

U.S.$1,000,000,000 3.900% Global Notes due 2025

U.S.$2,500,000,000 4.750% Global Notes due 2032

U.S.$2,500,000,000 5.000% Global Notes due 2051

The 3.900% Global Notes due 2025 (the “2025 notes”) will mature on April 27, 2025. The 4.750% Global Notes due 2032 (the “2032 notes”) will mature on April 27, 2032. The 5.000% Global Notes due 2051 (the “2051 notes”) will mature on April 27, 2051. We refer to the 2025 notes, the 2032 notes and the 2051 notes collectively as the “notes.” Mexico will pay interest on the notes on April 27 and October 27 of each year, commencing October 27, 2020. Mexico may redeem the notes, in whole or in part, before maturity, on the terms described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2025 notes, the offering of the 2032 notes and the offering of the 2051 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The notes will be issued under an indenture, and each of the 2025 notes, the 2032 notes and the 2051 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 16 of the accompanying prospectus dated November 19, 2018, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold in Mexico to investors that qualify as institutional and accredited investors, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2025 note		98.993%		0.150%		98.843%
Total for the 2025 notes	U.S.$	989,930,000	U.S.$	1,500,000	U.S.$	988,430,000
Per 2032 note		97.764%		0.170%		97.594%
Total for the 2032 notes	U.S.$	2,444,100,000	U.S.$	4,250,000	U.S.$	2,439,850,000
Per 2051 note		92.600%		0.190%		92.410%
Total for the 2051 notes	U.S.$	2,315,000,000	U.S.$	4,750,000	U.S.$	2,310,250,000

(1)	Plus accrued interest, if any, from April 27, 2020 to the date of settlement, which is expected to be April 27, 2020.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about April 27, 2020.

Joint Book-Running Managers

Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan	Santander

April 22, 2020

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated November 19, 2018, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

• Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health concerns, including the impact of contagious disease, such as the ongoing coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2025 notes: U.S.$1,000,000,000

For the 2032 notes: U.S.$2,500,000,000

For the 2051 notes: U.S.$2,500,000,000

Issue Price	For the 2025 notes: 98.993%, plus accrued interest, if any, from April 27, 2020

For the 2032 notes: 97.764%, plus accrued interest, if any, from April 27, 2020

For the 2051 notes: 92.600%, plus accrued interest, if any, from April 27, 2020

Issue Date	April 27, 2020

Maturity Date	For the 2025 notes: April 27, 2025

For the 2032 notes: April 27, 2032

For the 2051 notes: April 27, 2051

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate	For the 2025 notes: 3.900% per annum, accruing from April 27, 2020

For the 2032 notes: 4.750% per annum, accruing from April 27, 2020

For the 2051 notes: 5.000% per annum, accruing from April 27, 2020

Interest Payment Date	Semi-annually on April 27 and October 27 of each year, commencing on October 27, 2020

Regular Record Date	April 21 and October 21 of each year (whether or not such day is a business day)

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	With respect to the 2025 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to March 27, 2025 (one month prior to the maturity date of the 2025 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after March 27, 2025 (one month prior to the maturity date of the 2025 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

With respect to the 2032 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to January 27, 2032 (three months prior to the maturity date of the 2032 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after January 27, 2032 (three months prior to the maturity date of the 2032 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

With respect to the 2051 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to October 27, 2050 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after October 27, 2050 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus (a) in the case of the 2025 notes, 50 basis points or (b) in the case of the 2032 notes, 50 basis points or (c) in the case of the 2051 notes, 50 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (b) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and a primary U.S. Government securities dealer selected by Santander Investment Securities Inc. or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds	Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico.

Underwriters	Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Santander Investment Securities Inc.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

CUSIP:	For the 2025 notes: 91087B AJ9

For the 2032 notes: 91087B AK6

For the 2051 notes: 91087B AL4

ISIN:	For the 2025 notes: US91087BAJ98

For the 2032 notes: US91087BAK61

For the 2051 notes: US91087BAL45

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation	Payments of principal or interest under the notes made to holders of such notes that are non-resident of Mexico will not be subject to Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2025 notes, the 2032 notes or the 2051 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2025 notes, 2032 notes and 2051 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2025 notes, 2032 notes and 2051 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 19 of the accompanying prospectus dated November 19, 2018.

Stabilization	In connection with issues of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico was recently downgraded by each of the three major credit rating agencies. On March 26, 2020, S&P cut Mexico’s rating from BBB+ to BBB, and on April 15, 2020, Fitch cut Mexico’s debt rating from BBB to BBB-, both downgrades due to expected economic consequences of the COVID-19 pandemic and lower oil prices. On April 17, 2020, Moody’s downgraded Mexico’s debt rating from A3 to Baa1 and maintained its negative outlook, citing a material decline in Mexico’s medium-term economic growth prospects and continued weakening of the financial and operational condition of Petróleos Mexicanos (PEMEX).

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies have recently downgraded PEMEX’s credit ratings and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

The COVID-19 outbreak is adversely affecting Mexico’s economy, and the impact could be material.

The global outbreak of COVID-19, and public health measures to mitigate it, are having a material impact on the economy in Mexico and around the world. The scope, magnitude and duration of the impact on Mexico cannot yet be determined.

Cases of COVID-19 have been reported in Mexico since February 2020, and the Mexican government has taken extensive steps to mitigate the spread of the disease and its impact on public health. See “Recent Developments—Geography and Population” in this prospectus supplement. The efficacy of these steps cannot yet be evaluated, and it is highly uncertain how long and in what form they will remain in effect.

These public-health measures, and the consequences of similar measures in other countries, have had material effects on economic activity in Mexico. In addition, the COVID-19 crisis has contributed to sharply lower and more volatile world prices for oil and gas, which also affect the Mexican economy and the financial condition of PEMEX. The Mexican government and Banco de México have announced steps to address these economic impacts, and they may take additional steps in the future. See “Recent Developments—Geography and Population”, “Recent Developments—The Economy” and “Recent Developments—Foreign Trade and Balance of Payments” in this prospectus supplement.

The impact of these matters on key measures of economic performance remains highly uncertain. Recently, interest rates and inflation have been volatile and uncertain, and the value of the Mexican peso has declined. See “Recent Developments—The Economy”, “Recent Developments—Financial System” and “Recent Developments—Foreign Trade and Balance of Payments” in this prospectus supplement. There are likely to be adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas, and these could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, the nature and magnitude of these effects are likely to be material.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$5,738,330,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$200,000. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2025 notes

The 2025 notes will:

•	be issued on or about April 27, 2020 in an aggregate principal amount of U.S.$1,000,000,000;

•	mature on April 27, 2025;

•

bear interest at a rate of 3.900% per year, commencing on April 27, 2020 and ending on the maturity date. Interest on the notes will be payable semi-annually on April 27 and October 27 of each year, commencing on October 27, 2020;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 21 and October 21 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to March 27, 2025 (one month prior to the maturity date of the 2025 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after March 27, 2025 (one month prior to the maturity date of the 2025 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2032 notes

The 2032 notes will:

•	be issued on or about April 27, 2020 in an aggregate principal amount of U.S.$2,500,000,000;

•	mature on April 27, 2032;

•

bear interest at a rate of 4.750% per year, commencing on April 27, 2020 and ending on the maturity date. Interest on the notes will be payable semi-annually on April 27 and October 27 of each year, commencing on October 27, 2020;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 21 and October 21 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to January 27, 2032 (three months prior to the maturity date of the 2032 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after January 27, 2032 (three months prior to the maturity date of the 2032 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2051 notes

The 2051 notes will:

•	be issued on or about April 27, 2020 in an aggregate principal amount of U.S.$2,500,000,000;

•	mature on April 27, 2051;

•

bear interest at a rate of 5.000% per year, commencing on April 27, 2020 and ending on the maturity date. Interest on the notes will be payable semi-annually on April 27 and October 27 of each year, commencing on October 27, 2020;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 21 and October 21 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to October 27, 2050 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after October 27, 2050 (six months prior to the maturity date of the 2051 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities—Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2018 (the 2018 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2018 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Geography and Population

COVID-19 Crisis

Since December 2019, a novel strain of coronavirus (SARS-CoV2, commonly referred to as COVID-19) has spread rapidly around the world, with at least 150 countries and territories with confirmed cases, and, on March 11, 2020, the outbreak of COVID-19 was characterized as a pandemic by the World Health Organization (WHO). On February 28, 2020, Mexico confirmed its first case of coronavirus. The coronavirus pandemic has negatively influenced Mexico’s growth projections due to, among other reasons, its potential impact on the circulation of people and products worldwide. A continued rise in the number of COVID-19 infections or a prolongation of the outbreak, could increase the adverse economic effects.

As of March 20, 2020, Mexico and the U.S. agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus.

The WHO declared on March 23, 2020 that Mexico had entered phase two, referred to as community contagion, of the pandemic. Also on March 24, 2020, the Government imposed restrictions on non-essential activities in the public, private, and social sectors, which were extended to May 30 as of April 16, including suspending gatherings of more than 100 people, closing all schools and encouraging the private sector to allow employees to work remotely. Essential activities include medical services and supplies, public safety, fundamental economic functions, government social programs and critical infrastructure. On March 30, 2020, the Government declared a national health emergency.

On April 5, 2020, the President presented the Programa Emergente para el Bienestar y el Empleo (Emerging Program for Well-Being and Employment) to reinforce the measures provided for in the Plan Nacional de Desarrollo 2019-2024 (National Development Plan). Some of the relevant actions, which will be supported by savings in the Fondo de Estabilización de Ingresos Presupuestarios (Budgetary Revenue Stabilization Fund), resources held in certain public trusts that will be transferred to the Tesorería de la Federación (Treasury of the Federation) and deployment of funds by national development banks, include: (i) utilizing resources from the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), the Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Housing Fund for Social Security and Social Services of Government Workers, or FOVISSSTE) and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) to grant personal and housing loans to workers, with the additional aim of generating 970,000 new jobs; (ii) allowing for anticipated access to Ps. 42 billion in pension payments for eight million adults aged sixty-five or older who qualify for the Government’s pension plan; (iii) providing resources to hire 45,000 doctors and nurses in the upcoming nine months; (iv) reducing the tax burden on Petróleos Mexicanos (PEMEX) to provide it with additional resources of up to Ps. 65 billion; and (v) announcing an upcoming program that will provide Ps. 339 billion to the energy sector.

The Government is monitoring the spread of COVID-19 and is likely to continue issuing updated guidance and regulations. The impact of the COVID-19 outbreak on Mexico’s economic performance is highly uncertain. There are likely to be adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas, and these could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, the nature and magnitude of these effects are likely to be material. For more information on the economic impact of the COVID-19 pandemic and the measures taken by the government, see “The Economy—Employment and Labor,” “The Economy—Principal Sectors of the Economy,” and “Financial System—Monetary Policy, Inflation and Interest Rates.”

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	257	51.4
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	46	9.2
Citizen Movement Party	9	7.0	27	5.4
Labor Party	6	4.7	36	7.2
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	4	3.1	27	5.4
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	5	1.0
Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of April 21, 2020. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

On December 20, 2019, the Government established a regulatory framework that will allow the Instituto Nacional Electoral (National Electoral Institute, or INE) to convene a recall referendum of the Presidency at the request of citizens equivalent to at least three percent of those registered on the nominal list of voters. The recall referendum can only be requested once per Presidential term and must be during the three months after the third year of the President’s term. For the recall referendum to be valid, at least forty percent of the people registered on the nominal list of voters must participate, and it must be approved by an absolute majority.

Internal Security

On January 16, 2020, Mexico, represented by the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), and the United States agreed to a bilateral program to reduce trafficking in arms, drugs and financial resources by transnational crime networks, to reduce drug consumption and combat addiction, and to treat fentanyl as a common problem.

Access of Information, Government Procurement and Transparency

On February 21, 2020, the Ministry of Foreign Affairs presented the Sistema de Seguimiento y Atención de Recomendaciones Internacionales en materia de Derechos Humanos (System for Monitoring and Addressing International Human Rights Recommendations, or SERIDH), a computer platform that systematizes the approximately 3,500 recommendations and action items that treaty bodies have made to Mexico since 1994. The SERIDH links the recommendations and the action items received with the United Nations’ Sustainable Development Goals of the 2030 Agenda.

Anti-Corruption

On January 29, 2020, the Coordinating Committee of the Sistema Nacional Anticorrupción (National Anti-Corruption System, or SNA) approved the Política Nacional Anticorrupción (National Anticorruption Policy, or PNA) that establishes the Government’s strategy for fighting corruption and articulates around forty public policy priorities that guide the actions of all public institutions related to anti-corruption.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 8, 2020, Mexico assumed the role of Presidency Pro Tempore of the Community of Latin American and Caribbean States (CELAC) from January 2020 to January 2021. At the CELAC summit, the Minister of Foreign Affairs presented a fourteen-point work plan with the main goal of making CELAC the primary instrument of cooperation and socio-economic and political development among all thirty-three countries in Latin America and the Caribbean.

Environment

On February 7, 2020, the Government updated the Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios (Transition Strategy to Promote the Use of Cleaner Technologies and Fuels). The strategy contains three main objectives based on a medium-term planning component for a period of fifteen years and a long-term planning component for a period of thirty years: (i) to establish set goals and a roadmap to implementing a cleaner and more sustainable energy sector in Mexico; (ii) to promote the reduction of pollutant emissions from the electrical industry; and (iii) to reduce, under conditions of economic viability, Mexico’s dependence on fossil fuels as a primary source of energy.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2018(2)		2019(2)
GDP	Ps.	18,551.6	Ps.	18,524.6
Add: Imports of goods and services		6,865.8		6,791.1

Total supply of goods and services		25,417.4		25,315.7
Less: Exports of goods and services		6,755.5		6,832.6

Total goods and services available for domestic expenditure	Ps.	18,661.9	Ps.	18,483.0
Allocation of total goods and services:
Private consumption		12,428.5		12,502.9
Public consumption		2,207.6		2,175.0

Total consumption		14,636.1		14,677.9

Total gross fixed investment		3,757.1		3,572.2
Changes in inventory		128.2		97.8

Total domestic expenditures	Ps.	18,521.5	Ps.	18,347.9

Errors and Omissions		140.4		135.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	2018(2)	2019(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	36.7%

Total supply of goods and services	137.0%	136.7%
Less: Exports of goods and services	36.4%	36.9%

Total goods and services available for domestic expenditures	100.6%	99.8%
Allocation of total goods and services:
Private consumption	67.0%	67.5%
Public consumption	11.9%	11.7%

Total consumption	78.9%	79.2%
Total gross fixed investment	20.3%	19.3%
Changes in inventory	0.7%	0.5%

Total domestic expenditures	99.8%	99.0%

Errors and Omissions	0.8%	0.7%

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2018(2)		2019(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	593.0	Ps.	604.1
Secondary Activities:
Mining		895.1		849.5
Utilities		287.7		294.5
Construction		1,293.9		1,229.6
Manufacturing		2,941.8		2,949.1
Tertiary Activities:
Wholesale and retail trade		3,251.9		3,246.6
Transportation and warehousing		1,202.2		1,211.5
Information		540.3		548.0
Finance and insurance		881.9		880.1
Real estate, rental and leasing		2,037.6		2,062.4
Professional, scientific and technical services		363.1		367.8
Management of companies and enterprises		108.6		104.6
Support for Business		672.7		705.7
Education services		685.1		677.7
Health care and social assistance		393.2		394.4
Arts, entertainment and recreation		80.0		79.2
Accommodation and food services		419.8		424.0
Other services (except public administration)		365.8		369.7
Public administration		725.8		708.5

Gross value added at basic values		18,551.6		18,524.6
Taxes on products, net of subsidies		812.2		817.5

GDP	Ps.	17,739.4	Ps.	17,707.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Prior Year)(1)

	2018(2)	2019(2)
GDP (constant 2013 prices)	2.1%	(0.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	2.4	1.9
Secondary Activities:
Mining	(5.7)	(5.1)
Utilities	7.5	2.3
Construction	0.5	(5.0)
Manufacturing	1.8	0.2
Tertiary Activities:
Wholesale and retail trade	3.0	(0.2)
Transportation and warehousing	3.2	0.8
Information	5.4	1.4
Finance and insurance	5.0	(0.2)
Real estate, rental and leasing	1.7	1.2
Professional, scientific and technical services	1.9	1.3
Management of companies and enterprises	6.1	(3.7)
Administrative support, waste management and remediation services	4.5	4.9
Education services	0.5	(1.1)
Health care and social assistance	3.0	0.3
Arts, entertainment and recreation	3.2	(1.0)
Accommodation and food services	2.1	1.0
Other services (except public administration)	1.3	1.1
Public administration	3.3	(2.4)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP decreased by 0.2% in real terms during 2019. This reflects the moderate persistent downward trajectory that economic activity in Mexico has been showing for several quarters. In particular, the economic performance during the last quarter of 2019 was the result of the unfavorable development of gross fixed investment, the quarterly decline exhibited in manufacturing exports and some loss of dynamism of private consumption.

Projections for Mexico’s economic growth in 2020 and beyond will likely be further adjusted downwards to account for the disruptive economic impact of the COVID-19 outbreak.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.6% as of February 29, 2020, a 0.2 percentage point increase from the rate on December 31, 2018. As of December 31, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57.6 million individuals. As of April 21, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

On January 6, 2020, in compliance with the February 24, 2017 constitutional reform relating to labor matters, the Ley Orgánica del Centro Federal de Conciliación y Registro Laboral (Organic Law of the Federal Center for Labor Conciliation and Registration) was published. The law is intended to outline the organization and responsibilities of the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), which responsibilities include incorporating gender and human rights perspectives into management, promotion, and compensation mechanisms in the public sector.

The January 21, 2020 Decreto por el que se aprueba el Convenio 189 sobre el Trabajo Decente para las Trabajadoras y los Trabajadores Domésticos (Decree Approving Convention 189 on Decent Work for Domestic Workers) ratified a set of standards adopted by the International Labor Organization in 2011 that aim to improve the working and living conditions of domestic workers and advance gender equality and women’s equal rights and protection under the law.

The COVID-19 pandemic will likely have adverse effects on employment in Mexico. Under Article 427 of Mexico’s Ley Federal del Trabajo (Federal Labor Law), in the event that work is suspended, the employment relationship is suspended and employers are required to pay employees the minimum wage for each day of the suspension for up to one month.

For more information on the COVID-19 pandemic, including Government policies related to employment and labor, see “United Mexican States—Geography and Population.”

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the magnitude of its impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change in total output against the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Prior Year)(1)

	2018(2)			2019(2)
Food	Ps.	669.4	3.0%	Ps.	680.8	1.7%
Beverage and tobacco products		170.7	5.5		174.9	2.4
Textile mills		26.1	1.7		25.1	(4.0)
Textile product mills		13.8	6.4		13.3	(4.0)
Apparel		60.0	1.2		57.2	(4.7)
Leather and allied products		22.7	(1.4)		22.2	(2.1)
Wood products		25.3	(1.9)		25.4	0.3
Paper		51.9	1.5		51.6	(0.5)
Printing and related support activities		19.8	8.3		17.7	(10.7)
Petroleum and coal products		40.7	(16.9)		39.6	(2.7)
Chemicals		238.5	(2.7)		234.9	(1.5)
Plastics and rubber products		80.2	2.6		78.5	(2.1)
Nonmetallic mineral products		73.1	(1.9)		71.3	(2.5)
Primary metals		185.6	(1.9)		182.4	(1.7)
Fabricated metal products		100.4	1.0		94.7	(5.6)
Machinery		130.4	1.9		128.7	(1.3)
Computers and electronic products		249.1	2.2		261.1	4.8
Electrical equipment, appliances and components		90.5	1.5		89.7	(0.9)
Transportation equipment		594.1	4.5		601.7	1.3
Furniture and related products		32.2	6.4		31.1	(3.6)
Miscellaneous		67.3	2.3		67.5	0.2

Total expansion/contraction	Ps.	2,941.8	1.8%	Ps.	2,949.1	0.2%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

In March 2020, the price of crude oil experienced its deepest monthly drop since the global financial crisis in 2008. The Organization of the Petroleum Exporting Countries (OPEC) Reference Basket (ORB) dropped by U.S.$22, or 38.9% month-over-month, to U.S.$34 per barrel, its lowest monthly value since September 2003. The spread of COVID-19 infections worldwide led numerous governments to isolate cities affected by the epidemic and implement travel restrictions. The cancellation of commercial flights, the full or partial closing of many borders for travel and the constraints on the supply of goods and services resulted in a sharp reduction in the consumption of oil products. The ramifications of the COVID-19 pandemic resulted in unprecedented worldwide oil demand shock and massive sell-offs in the global markets, amid a significant crude surplus.

OPEC published a report on April 16, 2020 in which it downwardly revised its outlook for global oil demand growth to 6.8 million barrels per day in 2020, a reduction of 6.9 million barrels per day from the previous month’s estimate, reflecting both the negative impact on transportation and fossil fuels and slow global economic growth associated with the wider spread of COVID-19 beyond China. In addition, non-OPEC oil supply is forecast to decline by 1.5 million barrels per day, a downward revision of 3.3 million barrels per day from the previous projection.

PEMEX’s business operations are considered a strategic area as defined in Articles 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), and during the COVID-19 national emergency, PEMEX is continuing to operate. PEMEX has reduced its workforce, implemented alternating shifts, allowed a portion of its workforce to work remotely and implemented additional cleaning to disinfect its facilities. In addition, the Government has pledged to reduce the tax burden on PEMEX to provide it with additional resources of up to Ps. 65 billion.

For more information on the COVID-19 pandemic, including Government policies related to the energy sector, see “United Mexican States—Geography and Population.”

Tourism

On April 2, 2020, the Secretaría de Salud (Ministry of Health) officials instructed hotels to stop making new reservations, reschedule existing ones and close for non-essential business.

FINANCIAL SYSTEM

On March 11, 2020, the Consejo Nacional de Inclusión Financiera (National Council for Financial Inclusion, or CONAIF) and the Comité de Educación Financiera (Committee on Financial Education, or CEF) presented the Política Nacional de Inclusión Financiera (National Policy for Financial Inclusion, or PNIF). This policy aims to strengthen the financial health of the Mexican population through increased access to and efficient use of the financial system, development of citizens’ economic-financial competence, and user empowerment, with the aim of contributing to social mobility, economic growth, and the well-being of the population.

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2018 Form 18-K. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the International Monetary Fund (IMF) in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At December 31,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,494,949	Ps.	1,548,852
Checking deposits
In domestic currency		1,710,671		1,734,707
In foreign currency		505,663		468,212
Interest-bearing peso deposits		757,136		925,791
Savings and loan deposits		23,797		24,473

Total M1	Ps.	4,492,216	Ps.	4,702,035

M4	Ps.	12,262,977	Ps.	13,190,039

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

During 2019, consumer inflation was 2.8%, which was below Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 2.0 percentage points lower than the 4.8% consumer inflation for 2018 and 3.9 percentage points lower than the 6.8% consumer inflation for 2017. This trend was mainly due to the reduction of non-core inflation due to lower annual growth rates of agriculture and livestock and energy product prices. The average annual level of non-core inflation in the fourth quarter of 2019 was the lowest for a quarter on record since 1969, the year the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) began reporting data. In contrast, annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.6%, 0.1 percentage point lower than the 3.7% core inflation for 2018.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2017	6.8	4.7
2018	4.8	6.4
2019	2.8	0.8
2020:
January	3.2	1.1
February	3.7	1.5
March	3.3	3.7

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index takes the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	Preliminary figures for 2019 and 2020.
(5)	National Producer Price Index takes July 2019 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January	7.1	7.2	5.8	7.5	7.4
February	7.0	6.9	5.7	7.4	7.3
March	6.8	6.8	5.5	7.1	7.0

Source: Banco de México.

During 2019, interest rates on 28-day Cetes averaged 7.8%, as compared to 7.6% in 2018. Interest rates on 91-day Cetes averaged 7.9% in 2019, as compared to 7.8% in 2018.

On April 16, 2020, the 28-day Cetes rate was 6.0% and the 91-day Cetes rate was 6.0%.

On February 13, 2020, Banco de México held its first monetary policy meeting of 2020 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by twenty-five basis points, bringing the rate to 7.00%. This decision considered external risks, such as COVID-19, that could affect the performance of Mexico’s financial and energy markets and the generally stagnant economic activity in Mexico over the past few quarters, with the goal of strengthening Mexico’s future long-term growth.

On March 20, 2020, Banco de México advanced its monetary policy decision scheduled for March 26, 2020 and reduced the overnight interbank funding rate by fifty basis points to 6.50%. It also reduced the monetary regulation deposit required for private banks by U.S.$2.1 billion and lowered the rate on its additional ordinary liquidity facility. These decisions took into account the complex global economic situation and the rapid spread of COVID-19, which has severely affected the growth prospects of the world economy and has led to a significant deterioration in global financial conditions. Banco de México also pointed to a marked decrease in the prices of raw materials, especially crude oil.

For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

On March 19, 2020, Banco de México and the U.S. Federal Reserve established a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion as a liquidity backstop to mitigate strains in the global funding markets. For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019	18.8642	19.2573
2020:
January	18.9082	18.8040
February	19.7760	18.8443
March	23.4847	22.3784

Source: Banco de México.

The peso appreciated against the dollar during 2019. Factors contributing to this appreciation included: (i) the greater risk appetite among investors as a result of a more accommodative monetary policy stance in the United States in October 2019; (ii) the signing of “Phase 1” of the trade agreement between the United States and China; and (iii) the ratification of the United States-Mexico-Canada Agreement (USMCA) by the United States.

On April 20, 2020, the peso/dollar exchange rate closed at Ps. 24.0077 = U.S.$1.00, a 27.3% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by Banco de México on April 20, 2020 (which took effect on the second business day thereafter) was Ps. 23.9250 = U.S.$1.00.

Securities Markets

On April 20, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 34,477 points, representing a 20.8% decrease from the level at December 31, 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,601	U.S.$	25,985
Crude oil		26,512		22,552
Other		4,089		3,433
Non-oil products		420,083		435,131
Agricultural		16,508		18,106
Mining		6,232		6,189
Manufactured goods(2)		397,344		410,836

Total merchandise exports		450,685		461,116

Merchandise imports (f.o.b.)
Consumer goods		63,118		61,168
Intermediate goods(2)		355,297		352,340
Capital goods		45,887		41,787

Total merchandise imports		464,302		455,295

Trade balance	U.S.$	(13,618)	U.S.$	5,820

Average price of Mexican oil mix(3)	U.S.$	61.52	U.S.$	55.55

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 outbreak are likely to have an adverse effect on Mexico’s foreign trade performance.

Foreign Trade Relations and Agreements

On January 16, 2020, the U.S. Senate ratified the USMCA. On March 13, 2020 Canada’s House of Commons and Senate unanimously approved ratification of the USMCA and the Governor General of Canada signed the Royal Consent, thereby concluding the Canadian approval process.

As of March 20, 2020, the U.S. and Mexico agreed to temporarily close the border to non-essential travel to curb the spread of the coronavirus. For more information on the COVID-19 pandemic, see “United Mexican States—Geography and Population.”

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.$	(23,004)	U.S.$	(2,444)
Credits		526,731		541,362
Merchandise exports (f.o.b.)		450,685		461,116
Non-factor services		28,767		30,223
Transport		2,186		2,148
Tourism		22,526		24,563
Insurance and pensions		3,285		2,854
Financial Services		453		368
Others		316		291
Primary Income		12,944		13,328
Secondary Income		33,677		36,046
Debits		549,735		543,805
Merchandise imports (f.o.b.)		464,302		455,295
Non-factor services		37,691		36,394
Transport		15,410		14,735
Tourism		11,230		9,848
Insurance and pensions		4,846		6,132
Financial Services		2,249		1,749
Others		3,957		3,931
Primary Income		46,113		50,502
Secondary Income		1,081		1,081
Capital account		(65)		(56)
Credit		237		299
Debit		301		355
Financial account		(32,992)		(11,314)
Direct investment		(27,034)		(22,693)
Portfolio investment		(8,273)		(5,572)
Financial derivatives		409		1,312
Other investment		1,423		13,001
Reserve assets		483		2,638
International Reserves		934		6,644
Valuation Adjustment		451		4,006
Errors and omissions		(9,923)		(8,814)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2019, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S.$2.4 billion, a decrease from the current account deficit in 2018 of 1.9% of GDP, or U.S.$23.0 billion. The decrease in the current account deficit, as compared to 2018, was principally due to a significant expansion of income from goods other than oil, as well as higher income from travel and remittances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)		180,750		184,212
2020(4)
January		182,796		189,186
February		184,250		188,438
March		185,509		189,347

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

Fiscal Policy

On March 6, 2020, Article 28 of the Constitution, which prohibits monopolies and protectionist practices, was amended to also prohibit tax amnesties.

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 and 2020 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2018(1)		2019(1)		2019 Budget(2)		2020 Budget(2)
Health	Ps.	122.2	Ps.	122.6	Ps.	124.3	Ps.	128.6
Education		310.4		331.6		308.0		324.7
Housing and community development		21.3		18.0		18.8		10.9
Government debt servicing		467.1		525.6		543.0		543.3
CFE and PEMEX debt servicing		147.9		140.9		154.8		145.7
PEMEX		122.1		115.8		125.1		113.7
CFE		25.9		25.0		29.6		32.0
Other		0.0		0.0		0.0		0.0

(1)	Preliminary figures.
(2)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget and 2020 Budget.

Table No. 15 – Budgetary Results; 2019 and 2020 Budget Assumptions and Targets

	Actual
	2018(1)			2019 (1)			2019 Budget(2)		2020 Budget(2)
Real GDP growth (%)		2.1%			(0	.2)%	1.5-2.5%		(3.9)-0.1%
Increase in the national consumer price index (%)		4.8%			2.8%		3.4%		3.5%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S.$	61.59		U.S.$	55.55		U.S.$55	.00(3)	U.S.$24.00
Average exchange rate (Ps./$1.00)		19.2			19.3		20.0		22.0
Average rate on 28-day Cetes (%)		7.6%			7.8%		8.3%		6.2%
Public sector balance as % of GDP(4)		(2	.1)%		(1	.6)%	0.0%		(0	.1)%
Primary balance as % of GDP(4)		0.6%			1.1%		1.0%		0.7%
Current account deficit as % of GDP		(1	.9)%		(0	.2)%	(2	.2)%	(0	.8)%

(1)	Preliminary figures.
(2)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2018 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2018	2019(2)	2019 Budget(3)	2020 Budget(3)
Budgetary revenues	5,115.1	5,384.3	5,298.2	5,523.3
Federal Government	3,871.6	4,006.1	3,952.4	4,084.1
Taxes	3,062.3	3,202.7	3,311.4	3,505.8
Income tax	1,664.2	1,686.6	1,751.8	1,852.6
Value-added tax	922.2	933.3	995.2	1,007.5
Excise taxes	347.4	460.5	437.9	515.7
Import duties	65.5	64.7	70.3	71.0
Tax on the exploration and exploitation of hydrocarbons	5.5	5.8	4.5	6.9
Export duties	0.0	0.0	—	—
Luxury goods and services	0.0	0.0	0.0	0.0
Other	57.4	51.6	51.7	52.1
Non-tax revenue	809.3	803.4	641.0	578.3
Fees and tolls	64.3	83.0	46.3	51.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development	541.7	431.9	520.7	412.8
Fines and surcharges	193.4	278.1	67.2	103.7
Other	9.9	10.5	6.8	10.1
Public enterprises and agencies	1,243.5	1,378.2	1,345.8	1.439.2
PEMEX	436.6	523.1	524.3	574.5
Others	806.9	855.1	821.5	864.6

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 and 2020 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019 and 2020. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 and 2020 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements	44.9%	44.9%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2018 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2018		2019
	(in billions of pesos)
Gross Debt	Ps.	7,036.3	Ps.	7,570.6
By Term
Long-term		6,463.9		6,885.3
Short-term		572.3		685.4
By User
Federal Government		6,429.3		6,955.4
State Productive Enterprise (PEMEX and CFE)		378.1		369.7
Development Banks		228.9		245.5
Financial Assets		168.7		382.1
Total Net Debt	Ps.	6,867.6	Ps.	7,188.6
Gross Internal Debt/GDP		30.0%		31.2%
Net Internal Debt/GDP(1)		29.2%		29.7%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of April 21, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2018(2)			2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	5,837.0	90.8%	Ps.	6,399.6	92.0%
Cetes		734.5	11.4		802.6	11.5
Floating Rate Bonds		548.2	8.5		642.1	9.2
Inflation-Linked Bonds		1,656.0	25.8		1,737.8	25.0
Fixed Rate Bonds		2,890.3	45.0		3,209.1	46.1
STRIPS of Udibonos		7.9	0.1		8.0	0.1
Other(3)		592.4	9.2		555.8	8.0

Total Gross Debt	Ps.	6,429.3	100.0%	Ps.	6,955.4	100.0%

Net Debt
Financial Assets(4)		(225.7)			(292.6)

Total Net Debt	Ps.	6,203.6		Ps.	6,662.8

Gross Internal Debt/GDP		27.4%			28.7%
Net Internal Debt/GDP		26.4%			27.5%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 141.8 billion at December 31, 2018 and Ps. 134.3 billion at December 31, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Treasury of the Federation in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2019, outstanding gross external public sector debt totaled U.S.$204.7 billion, an approximate U.S.$2.3 billion increase from the U.S.$202.4 billion outstanding on December 31, 2018. Of this amount, U.S.$201.0 billion represented long-term debt and U.S.$3.7 billion represented short-term debt. Net external indebtedness increased by U.S.$2.4 billion during 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	December 31, 2018(3)		December 31, 2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	95,845.6	U.S.$	99,573.7
Long-Term Debt of Budget Controlled Agencies		94,391.2		93,035.7
Other Long-Term Public Debt(2)		7,967.8		8,360.5

Total Long-Term Debt	U.S.$	198,204.6	U.S.$	200,969.9

Total Short-Term Debt		4,150.7		3,714.4

Total Long- and Short-Term Debt	U.S.$	202,355.3	U.S.$	204,684.3

Table No. 21 – Summary of External Public Sector Debt by Currency

	December 31, 2018(3)			December 31, 2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	152,597.3	75.4%	U.S.$	147,115.4	71.9%
Japanese Yen		8,064.0	4.0		9,737.0	4.8
Swiss Francs		1,453.3	0.7		3,100.5	1.5
Pounds Sterling		2,901.7	1.4		3,015.0	1.5
Euros		34,840.5	17.2		39,249.1	19.2
Others		2,498.5	1.2		2,467.0	1.2

Total	U.S.$	202,355.3	100.0%	U.S.$	204,684.0	100.0%

Table No. 22 – Net External Debt of the Public Sector

	December 31, 2018(3)		December 31, 2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	201,307.3	U.S.$	203,708.2
Gross External Debt/GDP		17.0%		15.9%
Net External Debt/GDP		16.9%		15.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	December 31, 2018			December 31, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	70,828.7	73.9%	U.S.$	65,079.8	65.4%
Japanese Yen		5,894.2	6.1		7,558.7	7.6
Swiss Francs		—	—		1,948.0	2.0
Pounds Sterling		1,882.0	2.0		1,955.5	2.0
Euros		17,220.9	18.0		23,015.1	23.1
Others		19.8	0.0		17.0	0.0

Total	U.S.$	95,845.6	100.0%	U.S.$	99,574.1	100.0%

Table No. 24 – Net External Debt of the Government

	December 31, 2018		December 31, 2019

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	95,698.5	U.S.$	99,369.9
Gross External Debt/GDP		8.0%		7.7%
Net External Debt/GDP		8.0%		7.7%

Table No. 25 – Net Debt of the Government

	December 31, 2018	December 31, 2019
Internal Debt	76.7%	78.1%
External Debt(1)	23.3%	21.9%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 22, 2019 the IMF completed its review of Mexico’s qualification for its contingent credit line program, the Flexible Credit Line (FCL). The IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S.$61 billion, a reduction from the approximately U.S.$74 billion FCL access granted in 2018. Consistent with the reduction in FCL access in 2018, this reduced amount was granted by the IMF upon Mexico’s request, due to improved outlook with respect to some of the risks facing Mexico, improved stability in Mexico’s trade relations and strong buffers against external shocks to Mexico’s economy. In the future, if the external risks affecting Mexico’s economy continue to decline, Mexico intends to continue to request further reductions, including at its mid-term review, and gradually decrease Mexico’s use of this resource.

External Securities Offerings and Liability Management Transactions During 2020

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 16, 2020, Mexico issued U.S.$3,069,068,000 of its 3.250% Global Notes due 2030 and U.S.$800,000,000 of its 4.500% Global Notes due 2050. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 6, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
3.625% Global Bonds due 2022	$141,050,000.00	$1,762,486,000.00
4.000% Global Bonds due 2023	$144,448,000.00	$2,973,230,000.00
3.600% Global Bonds due 2025	$206,716,000.00	$1,946,974,000.00
4.125% Global Bonds due 2026	$62,361,000.00	$2,167,698,000.00
4.150% Global Bonds due 2027	$425,475,000.00	$2,724,940,000.00
3.750% Global Bonds due 2028	$491,323,000.00	$2,063,873,000.00

On January 17, 2020, Mexico issued €1,250,000,000 of its 1.125% Global Notes due 2030 and €500,000,000 of its 2.875% Global Notes due 2039. Mexico used a portion of the proceeds from this offering to redeem in full €1,000,000,000 of its outstanding 2.375% Global Notes due 2021.

TAXATION

United States Federal Taxation

The fourth paragraph under “Taxation—United States Federal Taxation”, the last sentence of the seventh paragraph under “Taxation—United States Federal Taxation—Original Issue Discount” and the last paragraph under “Taxation—United States Federal Taxation—Market Discount” in the accompanying prospectus are deleted.

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the accompanying prospectus.

U.S. holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described in the accompanying prospectus. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of April 22, 2020, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2025 Notes		Principal Amount of the 2032 Notes		Principal Amount of the 2051 Notes
Citigroup Global Markets Inc.	U.S.$	250,000,000	U.S.$	625,000,000	U.S.$	625,000,000
Goldman Sachs & Co. LLC	U.S.$	250,000,000	U.S.$	625,000,000	U.S.$	625,000,000
J.P. Morgan Securities LLC	U.S.$	250,000,000	U.S.$	625,000,000	U.S.$	625,000,000
Santander Investment Securities Inc.	U.S.$	250,000,000	U.S.$	625,000,000	U.S.$	625,000,000

Total	U.S.$	1,000,000,000	U.S.$	2,500,000,000	U.S.$	2,500,000,000

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Santander Investment Securities Inc. are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering prices set forth for the 2025 notes, the 2032 notes and the 2051 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated November 19, 2018 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the third day following the date hereof (such settlement cycle being referred to herein as “T+3”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$5,738,330,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$200,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Belgium, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Luxembourg, Mexico, the Netherlands, Singapore, Spain, Switzerland and the United Kingdom that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the offer memorandum and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this memorandum or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (April 22, 2020). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero de Chile (la “CMF”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 22 de abril de 2020, y se encuentra acogida a la NCG 336;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente de la CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to European Economic Area and United Kingdom Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the EEA or in the UK. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This prospectus does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No action has been or will be taken in Germany that would permit a public offering of the notes, or distribution of a prospectus or any other offering material relating to the notes. In particular, no prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Trading Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any bonds be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the bonds or the relevant offering.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”), and therefor may not be offered or sold publicly in Mexico. The notes may be offered or sold in Mexico, to investors that qualify as institutional and accredited investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. The information contained in this prospectus is exclusively the responsibility of the Issuer and has not been reviewed or authorized by the CNBV. The acquisition of the notes by an investor who is a resident of Mexico will be made under such investor’s own responsibility.

The Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon debt securities in bearer form on which interest does not become due and payable during their term but only at maturity and other debt securities in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such debt securities to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade and (iii) the issue and trading of such debt securities, if such debt securities are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such debt securities have to be complied with, (ii) any reference in publications concerning such debt securities to the words “to bearer” is prohibited, (iii) so long as such debt securities are not listed at the regulated market operated by Euronext Amsterdam N.V., each transaction involving a transfer of such debt securities must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction and a description of the amount, registration number(s) and type of the debt securities concerned and (iv) the requirement described under (iii) must be printed on such debt securities.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the global bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the global bonds shall not be sold within the period of six months from the date of the initial acquisition of the global bonds, except to any of the following persons:

(i)	an institutional investor (as defined in Section 4A of the SFA);

(ii)	a relevant person (as defined in Section 275(2) of the SFA); or

(iii)	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated October 23, 2015 (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), and supplemental rules enacted thereunder.

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the debt securities constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has, severally and not jointly, represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 24 th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT Banque Internationale à Luxembourg S.A. 69 route d’Esch L - 2953 Luxembourg Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Colonia Molino del Rey Ciudad de México 11040